UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)

E-House (China) Holdings Limited

(Name of Issuer)

Ordinary Shares, par value $0.001

(Title of Class of Securities)

026852W10

(CUSIP Number)

Xin Zhou

Kanrich Holdings Limited

c/o 11/F Qiushi Building

No. 383 Guangyan Road, Zhabei District

Shanghai 200072

The People’s Republic of China

Phone: +86 21 6133-0808

Facsimile: +86 21 6133-0707

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With a copy to:

Z. Julie Gao, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

c/o 42/F, Edinburgh Tower, The Landmark

15 Queen’s Road Central

Hong Kong

Phone:  +852 3740-4700

June 9, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	026852W10	Page	2	of	11	Pages

1		Names of Reporting Persons Xin Zhou
2		Check the Appropriate Box if a Member of a Group
(a)		☐
(b)		☐
3		SEC Use Only
4		Source of Funds (See Instructions) PF, OO
5		Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 3,399,666 ordinary shares
	8	Shared Voting Power 31,519,925 ordinary shares
	9	Sole Dispositive Power 3,399,666 ordinary shares
	10	Shared Dispositive Power 31,519,925 ordinary shares
11		Aggregate Amount Beneficially Owned by Each Reporting Person 34,919,591 ordinary shares
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) 24.0%
14		Type of Reporting Person (See Instructions) IN

CUSIP No.	026852W10	Page	3	of	11	Pages

1		Names of Reporting Persons Kanrich Holdings Limited
2		Check the Appropriate Box if a Member of a Group
(a)		☐
(b)		☐
3		SEC Use Only
4		Source of Funds (See Instructions) WC, OO
5		Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 17,790,125 ordinary shares
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 17,790,125 ordinary shares
11		Aggregate Amount Beneficially Owned by Each Reporting Person 17,790,125 ordinary shares
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) 12.5%
14		Type of Reporting Person (See Instructions) CO

CUSIP No.	026852W10	Page	4	of	11	Pages

Item 1. Security and Issuer.

This amendment No. 3 to Statement on Schedule 13D (this “Amendment No. 3”) amends and supplements the statement on Schedule 13D filed with the U.S. Securities and Exchange Commission on April 1, 2013 (the “Original Schedule 13D”), as amended by Amendment No. 1 filed on March 31, 2014 and Amendment No. 2 filed on March 30, 2015 (together with the Original Schedule 13D, the “Schedule 13D”), which relates to the ordinary shares, par value $0.001 per share (the “Shares”), of E-House (China) Holdings Limited, a company organized under the laws of the Cayman Islands (the “Company”), whose principal executive offices are located at 11/F Qiushi Building, No. 383 Guangyan Road, Zhabei District, Shanghai 200072, The People’s Republic of China.

Except as provided herein, this Amendment No. 3 does not modify any of the information previously reported on the Schedule 13D.

Item 2. Identity and Background.

This Amendment No. 3 is being filed by Kanrich Holdings Limited, a company organized under the laws of the British Virgin Islands (“Kanrich”), and Xin Zhou, a co-chairman of the board of directors and chief executive officer of the Company and a director and controlling shareholder of Kanrich.

Kanrich is solely engaged in holding, distributing or effecting any sale of the Shares held by it. Kanrich is jointly established by Xin Zhou and other members of the Company’s management, and controlled by Xin Zhou. The principal executive offices of Kanrich are located at 11/F Qiushi Building, No. 383 Guangyan Road, Zhabei District, Shanghai 200072, The People’s Republic of China.

The name, business address, present principal occupation or employment and citizenship of each of the executive officers and directors of Kanrich are set forth on Schedule A hereto and are incorporated herein by reference.

During the last five years, none of Kanrich, Xin Zhou and, to the best of their knowledge, any of the persons listed on Schedule A hereto has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented by the following:

It is anticipated that at the price per Share set forth in the Proposal (as defined and further described in Item 4 below) (which price has not yet been approved by the Company’s board of directors), approximately US$790.4 million will be expended in acquiring all of the outstanding Shares of the Company other than Shares owned by the Buyers (as defined and further described in Item 4 below) and their affiliates (“Publicly Held Shares”). This amount excludes (a) the estimated funds required to pay for the outstanding options to purchase Shares and unvested restricted shares of the Company; and (b) the estimated transaction costs associated with the Proposed Transaction (as defined and further described in Item 4 below).

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It is anticipated that the funding for the Proposed Transaction will be provided by a combination of equity capital contributed by the Buyers and third-party debt.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by the following:

On June 9, 2015, Mr. Xin Zhou and Mr. Neil Nanpeng Shen, a member of the board of directors of the Company, (collectively, the “Buyers”), jointly submitted a non-binding proposal (the “Proposal”) to the Company’s board of directors related to the proposed acquisition of all of the Publicly Held Shares for cash consideration equal to US$7.38 per Share, or US$7.38 per American depositary share (“ADS”) of the Company (the “Proposed Transaction”).

The Proposed Transaction is subject to a number of conditions, including, among other things, the negotiation and execution of a definitive merger agreement and other related agreements mutually acceptable in form and substance to the Company and the Buyers. Neither the Company nor any Buyer is obligated to complete the Proposed Transaction, and a binding commitment with respect to the Proposed Transaction will result only from the execution of definitive documents, and then will be on the terms provided in such documentation.

If the Proposed Transaction is completed, the ADSs would be delisted from the New York Stock Exchange, and the Company’s obligation to file periodic reports under the Securities Exchange Act of 1934, as amended, would terminate. In addition, consummation of the Proposed Transaction could result in one or more of the actions specified in Item 4(a)-(j) of Schedule 13D, including the acquisition or disposition of securities of the Company, a merger or other extraordinary transaction involving the Company, a change to the board of directors of the Company (as the surviving company in the merger), and a change in the Company’s memorandum and articles of association to reflect that the Company would become a privately held company.

Other than as described above, none of the Reporting Persons currently has any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)—(j) of Schedule 13D, although the Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto. As a result of these activities, one or more of the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management, or capital structure of the Company as a means of enhancing shareholder value. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein, including, without limitation, such matters as acquiring additional securities of the Company or disposing of securities of the Company; entering into an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; selling or transferring a material amount of assets of the Company or any of its subsidiaries; changing the present board of directors or management of the Company, including changing the number or term of directors or filling any existing vacancies on the board of directors of the Company; materially changing the present capitalization or dividend policy of the Company; materially changing the Company’s business or corporate structure; changing the Company’s certificate of incorporation, bylaws or instruments corresponding thereto or taking other actions which may impede the acquisition of control of the Company by any person; causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act; and taking any action similar to any of those enumerated above.

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The descriptions of the Proposal in this Item 4 are qualified in their entirety by reference to the complete text of the Proposal, which has been filed as Exhibit H to this statement and which is incorporated herein by reference in its entirety.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated by the following:

The responses of Kanrich and Xin Zhou to Rows (7) through (13) of the cover pages of this Amendment No. 3 are hereby incorporated by reference in this Item 5. The information with respect to Shares that may be deemed to be beneficially owned by each director and officer of Kanrich is set forth on Schedule B hereto, which is incorporated herein by reference.

The 34,919,591 Shares beneficially owned by Mr. Xin Zhou comprise (i) 17,790,125 Shares beneficially owned by Kanrich as described below, (ii) 9,665,000 Shares beneficially owned by Jun Heng Investment Limited as described below, (iii) 4,064,800 Shares beneficially owned by On Chance Inc. as described below, (iv) 216,666 Shares held by Mr. Zhou personally; and (v) 3,183,000 Shares that Mr. Zhou has the right to acquire upon exercise of options within 60 days.

Mr. Xin Zhou holds 94% of the shares of Kanrich and is a director of Kanrich. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, Mr. Zhou may be deemed to beneficially own all of the Shares of the Company held by Kanrich.

Jun Heng Investment Limited, a British Virgin Islands company, directly holds 9,665,000 Shares of the Company. On Chance Inc., a company controlled by Mr. Zhou as described below, holds 51.54% of the shares of Jun Heng Investment Limited. Mr. Zhou is a director of Jun Heng Investment Limited. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, Mr. Zhou may be deemed to beneficially own all of the Shares of the Company held by Jun Heng Investment Limited.

On Chance Inc., a British Virgin Islands company, directly holds 4,064,800 Shares of the Company. Mr. Xin Zhou holds 95% of the shares of On Chance Inc. and is the sole director of On Chance Inc. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, Mr. Zhou may be deemed to beneficially own all of the Shares of the Company held by On Chance Inc.

Mr. Zhou disclaims beneficial ownership of the Shares owned by Kanrich, Jun Heng Investment Limited and On Chance Inc. except to the extent of his pecuniary interest therein.

CUSIP No.	026852W10	Page	7	of	11	Pages

The percentage of the class of securities identified pursuant to Item 1 beneficially owned by Kanrich and Xin Zhou is based on 142,326,313 Shares outstanding as of March 31, 2015 as disclosed in the Company’s annual report on Form 20-F filed with the U.S. Securities and Exchange Commission on April 21, 2015, which excludes 5,928,517 Shares issued to the depositary bank of the Company under reservation for future grants under the Company’s share incentive plan.

Except as disclosed in this Schedule 13D, none of Kanrich, Xin Zhou or to the best of their knowledge, any of the persons listed in Schedule A hereto, beneficially owns any Shares or has the right to acquire any Shares.

Except as disclosed in this Schedule 13D, none of Kanrich, Xin Zhou or to the best of their knowledge, any of the persons listed in Schedule A hereto,  presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the Shares that they may be deemed to beneficially own.

Except as disclosed in this Schedule 13D, none of Kanrich, Xin Zhou or to the best of their knowledge, any of the persons listed in Schedule A hereto, has effected any transaction in the Shares during the past 60 days.

Except as disclosed in this Schedule 13D, to the best knowledge of Kanrich and Xin Zhou, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by Kanrich and Xin Zhou.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

A(1)	Joint Filing Agreement, dated April 1, 2013, between Xin Zhou and Kanrich Holdings Limited

B(1)	Share Purchase Agreement, dated as of December 27, 2012, between E-House (China) Holdings Limited and Kanrich Holdings Limited

C(1)	Amendment to Share Purchase Agreement, dated as of March 22, 2013, between E-House (China) Holdings Limited and Kanrich Holdings Limited

D(1)	Margin Loan Facility Agreement, dated as of March 22, 2013, between Kanrich Holdings Limited and Prominent Asset Investment Limited

E(1)	Share and Account Charge, dated as of March 22, 2013, between Kanrich Holdings Limited, Jun Heng Investment Ltd., On Chance Inc. and Prominent Asset Investment Limited

F(1)*	Amendment Agreement, dated as of March 20, 2015, between Kanrich Holdings Limited, Xin Zhou, Jun Heng Investment Ltd., On Chance Inc. and Prominent Asset Investment Limited

G(1)*	Confirmatory Share and Account Charge, dated as of March 20, 2015, between Kanrich Holdings Limited, Jun Heng Investment Ltd., On Chance Inc. and Prominent Asset Investment Limited

H	Proposal Letter dated June 9, 2015 from Xin Zhou and Neil Nanpeng Shen to the board of directors of E-House (China) Holdings Limited

CUSIP No.	026852W10	Page	8	of	11	Pages

(1) Previously filed.

*   Confidential treatment has been requested. Confidential material has been redacted and separately filed with the SEC.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 9, 2015

Xin Zhou

/s/ Xin Zhou

Kanrich Holdings Limited

	By:	/s/ Xin Zhou
	Name:	Xin Zhou
	Title:	Director

CUSIP No.	026852W10	Page	10	of	11	Pages

SCHEDULE A

Directors and Executive Officers of Kanrich

Name	Position with Kanrich	Present Principal Occupation	Business Address	Citizenship

Xin Zhou	Director	Co-Chairman and Chief Executive Officer of the Company	11/F Qiushi Building, No. 383 Guangyan Road, Zhabei District, Shanghai 200072, The People’s Republic of China	P.R. China

Canhao Huang	Director	Executive Director of the Company	11/F Qiushi Building, No. 383 Guangyan Road, Zhabei District, Shanghai 200072, The People’s Republic of China	P.R. China

CUSIP No.	026852W10	Page	11	of	11	Pages

SCHEDULE B

Shares Beneficially Owned by the Directors and Executive Officers of Kanrich

	Shares Beneficially Owned (1)
	Number		%
Directors and Executive Officers

Xin Zhou	34,919,591		24.0%

Canhao Huang	284,498	(2)	0.20%

(1) For each person included in this table, percentage of beneficial ownership is calculated by dividing the number of Shares beneficially owned by such person by the sum of (i) the number of Shares outstanding as of March 31, 2015 as disclosed in the Company’s annual report on Form 20-F filed with the U.S. Securities and Exchange Commission on April 21, 2015 (which shall exclude (a) the Shares issued to the depositary bank of the Company under reservation for future grants under the Company’s share incentive plan and (b) the Shares underlying the American depositary shares that have been repurchased from the open market but remain uncancelled) and (ii) the number of Shares underlying share options held by such person that are exercisable within 60 days and/or the number of restricted shares held by such person that will be vested within 60 days. The total number of Shares outstanding as of March 31, 2015 is 142,326,313 Shares, excluding 5,928,517 Shares issued to the depositary bank of the Company under reservation for future grants under the Company’s share incentive plan.

(2) represent (i) 49,998 Shares Mr. Huang personally held as of June 9, 2015 and (ii) 234,500 Shares that Mr. Huang has the right to acquire upon exercise of options within 60 days.